Insider transaction detail - View details for insider

Transactions sorted by	: Insider
Insider family name	: Bambrick ( Starts with )
Given name	: James ( Starts with )
Filing date range	: January 13, 2006 - January 16, 2006
Equity securities	: Common Shares
Issuer derivatives	: Options

Insider name:	Bambrick, James

Legend:	O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning:	The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing Ownership type YYYY-MM-DD (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Issuer name:	TransGlobe Energy Corporation

Insider's Relationship to Issuer: 8 - Deemed Insider - 6 Months before becoming Insider

Security designation: Common Shares

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

625496	2006-01-10	2006-01-13	Direct Ownership :	10 - Acquisition or disposition in the public market	-800	5.8500	298,500

625508	2006-01-10	2006-01-13	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,000	5.8300	293,500

625513	2006-01-10	2006-01-13	Direct Ownership :	10 - Acquisition or disposition in the public market	-4,200	5.8000	289,300

625514	2006-01-11	2006-01-13	Direct Ownership :	10 - Acquisition or disposition in the public market	-10,000	5.9000	279,300

625521	2006-01-12	2006-01-13	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,000	6.0500	274,300

625524	2006-01-12	2006-01-13	Direct Ownership :	10 - Acquisition or disposition in the public market	-5,000	6.0100	269,300

625528	2006-01-13	2006-01-13	Direct Ownership :	10 - Acquisition or disposition in the public market	-400	6.0100	268,900

625533	2006-01-13	2006-01-13	Direct Ownership :	10 - Acquisition or disposition in the public market	-200	5.9800	268,700

625535	2006-01-13	2006-01-13	Direct Ownership :	10 - Acquisition or disposition in the public market	-2,600	5.9700	266,100

625537	2006-01-13	2006-01-13	Direct Ownership :	10 - Acquisition or disposition in the public market	-300	5.9600	265,800

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

625543	2006-01-13	2006-01-13	Direct Ownership :	10 - Acquisition or disposition in the public market	-1,400	5.9400	264,400

625547	2006-01-13	2006-01-13	Direct Ownership :	10 - Acquisition or disposition in the public market	-100	5.9100	264,300

626206	2006-01-13	2006-01-16	Direct Ownership :	10 - Acquisition or disposition in the public market	-100	5.9900	264,200